Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30,
2018
(Millions)
Earnings (loss):
Loss from continuing operations before income taxes	$(153)
Less: Equity (earnings) loss, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	2
Loss before income taxes and equity (earnings) loss	(151)
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	85
Capitalized Interest	—
Rental expense representative of interest factor	2
Total fixed charges	87
Less:
Capitalized interest	—
Total earnings (loss) as adjusted	$(64)
Fixed charges	$87
Ratio of earnings to fixed charges	(a)
Preferred dividend requirement	$10
Combined fixed charges and preferred dividends	$97
Ratio of earnings to combined fixed charges and preferred dividends	(b)
 __________

(a)	Earnings are inadequate to cover fixed charges by $151 million.

(b)	Earnings are inadequate to cover combined fixed charges and preferred dividends by $161 million.